8/5

03029088

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayswater Ventures Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

FILE NO. 82- 1683

FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/7/03

82-1683

03 AUG -5 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

AR/S

2-28-03

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
BAYSWATER VENTURES CORP. (formerly Enwest Ventures Corp.)	03	02	28	03	07	10

ISSUER ADDRESS				
9TH FLOOR - 555 BURRARD STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7042	604-893-7062
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GEORGE LEARY		PRESIDENT		403-258-1395
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DAVID PATTERSON"	DAVID PATTERSON	03	07	17
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"GEORGE LEARY"	GEORGE LEARY	03	07	17

FIN51-901F Rev.2000/12/19

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
QUARTERLY AND YEAR END REPORT – FORM 51-901F
FEBRUARY 28, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended February 28, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See attached audited financial statements for the year ended February 28, 2003.

2. Related party transactions

   See Note 8 of the attached audited financial statements for the year ended February 28, 2003.

3. a) Summary of securities issued and options granted during the period:

   Securities issued:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration
April 18, 2002	Common shares	Private Placement	652,777	$ 0.36	$ 235,000	Cash

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Common Shares	Amount
Balance, February 28, 2003	1,823,000	$ 3,027,230

   c) Options, warrants and convertible securities outstanding:

   See Note 7 in the attached audited financial statements for the year ended February 28, 2003.

   d) Number of escrow shares: 9,570 common shares

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

5. Directors and Officers:

George Leary – Director and President
David Patterson –Director
Kerry Sparkes – Director
Marian McGrath – Secretary
Ted Burylo – Director (subsequently resigned)

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Bayswater Ventures Corp. (the "Company") is a junior natural resource company with an oil and gas project. On February 25, 2003, the Company changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp. and consolidated its share capital on a 3 old for 1 new basis. The Company is a public company and trading on the TSX Venture Exchange under the symbol "BVE".

Oil and Gas Property

On September 9, 2001, the Company entered into a Farm-Out agreement with Knight Petroleum Corp. for the exploration of the Lagarde gas exploration project in northeastern, British Columbia. The Company earned a Before Payout Interest of 13.5% and an After Payout Interest of 6.75% in the initial test well and a 6.75% working interest in the Lagarde lands. The Company earned its interest by paying 15% of the drilling, casing and completion costs of an initial test well.

During the current year, the Company determined that the initial test well was uneconomical and consequently wrote off all related costs to operations.

Operations

The Company reported a loss of $241,080 for the year ended February 28, 2003 compared to a loss of $1,868,904 for the year ended February 28, 2002. The majority of the loss in 2003 is attributable to the $169,245 write off of the oil and gas property. Similarly, the majority of the loss for the previous year is attributable to the $1,782,970 write off of deferred mineral property and acquisition costs.

The Company reported expenses of $87,688 (2002 - $91,001). There is very little variance in the Company's overall expenses between the fiscal years ended 2003 and 2002.

The Company paid a private company $40,000 during the year for administrative and accounting services and paid the same private company $10,000 for rent of office space.

At February 28, 2003, the Company had a working capital deficiency of $158,688. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet working capital obligations and to participate in new business opportunities.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Changes

On January 9, 2003, Marion McGrath was appointed the corporate secretary. On January 22, 2003, George Leary was appointed to the Board of Directors. On March 6, 2003, David Patterson resigned as the President of the Company and George Leary was appointed in his place. On even date, Ted Burylo resigned as a Director of the Company.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.

Subsequent Events

The following events occurred subsequent to February 28, 2003:

a) The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova") wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year, $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast.

b) The Company entered into an option agreement with Elysian Enterprises Ltd. ("Elysian") whereby the company can earn a 100% interest in the mineral rights of the Victoria River property in Newfoundland. To earn its interest, the Company must make a cash payment of $5,000 within acceptance of the agreement. The Company must also incur exploration costs of $50,000 in the first year, $100,000 in the second year and $200,000 in the third year. The claims are subject to a 2% net smelter return.

c) The Company issued 3,000,000 common shares for proceeds of $300,000 pursuant to a private placement of which $35,000 was received as at February 28, 2003. The 3,000,000 warrants attached to this placement are exercisable at $0.12 per share for a two year period.

d) The Company entered into private placement agreements to issue 2,333,333 common shares for proceeds of $350,000. The 2,333,333 warrants attached to this placement are exercisable at $0.30 per share for a two year period.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
BAYSWATER VENTURES CORP. (formerly Enwest Ventures Corp.)	03	02	28	03	07	10

ISSUER ADDRESS
9TH FLOOR – 555 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7042	604-893-7062

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GEORGE LEARY	PRESIDENT	403-258-1395

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DAVID PATTERSON"	DAVID PATTERSON	03	07	17
"GEORGE LEARY"	GEORGE LEARY	03	07	17

FIN51-901F Rev.2000/12/19

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)

FINANCIAL STATEMENTS

FEBRUARY 28, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professiona

AUDITORS' REPORT

To the Shareholders of
Bayswater Ventures Corp.
(formerly Enwest Ventures Corp.)

We have audited the balance sheet of Bayswater Ventures Corp. (formerly Enwest Ventures Corp.) as at February 28, 2003 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements at February 28, 2002 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 11, 2002.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

July 10, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
BALANCE SHEET
AS AT FEBRUARY 28

	2003	2002
ASSETS		
Current		
Cash	$ 9,432	$ 3,690
Receivables	26,079	6,974
	35,511	10,664
Oil and gas property (Note 3)	-	169,245
	$ 35,511	$ 179,909
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 64,768	$ 46,428
Loans payable (Note 5)	129,431	22,175
Due to related parties (Note 8)	-	63,914
	194,199	132,517
Shareholders' equity (deficiency)		
Capital stock (Note 6)	3,027,230	3,027,230
Subscriptions received in advance	35,000	-
Deficit	(3,220,918)	(2,979,838)
	(158,688)	47,392
	$ 35,511	$ 179,909

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"David Patterson" Director "George Leary" Director

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED FEBRUARY 28

	2003	2002
EXPENSES		
Administration	$ 40,000	$ 24,000
Bank charges and interest	857	-
Filing fees	8,775	7,163
Management and consulting fees	-	16,000
Office and miscellaneous	4,279	13,575
Professional fees	15,508	17,520
Property investigation	3,000	-
Rent	10,000	6,000
Transfer agent fees	5,269	6,743
Loss before other items	(87,688)	(91,001)
OTHER ITEMS		
Interest income	-	822
Costs recovered	15,853	4,247
Write-off of oil and gas property (Note 3)	(169,245)	-
Write-off of mineral properties (Note 4)	-	(159,127)
Write-off of deferred exploration costs (Note 4)	-	(1,623,845)
	(153,392)	(1,777,903)
Loss for the year	(241,080)	(1,868,904)
Deficit, beginning of year	(2,979,838)	(1,110,934)
Deficit, end of year	$ (3,220,918)	$ (2,979,838)
Basic and diluted loss per common share	$ (0.14)	$ (1.60)
Weighted average number of common shares outstanding	1,789,041	1,170,243

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
STATEMENT OF CASH FLOWS
YEAR ENDED FEBRUARY 28

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (241,080)	$ (1,868,904)
Items not involving cash:		
Accrued interest	422	-
Write-off of oil and gas property	169,245	-
Write-off of mineral properties	-	159,127
Write-off of deferred exploration costs	-	1,623,845
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(19,105)	6,827
Increase in accounts payable and accrued liabilities	18,340	8,755
Net cash used in operating activities	(72,178)	(70,350)
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of restricted term deposits	-	10,138
Deferred exploration costs	-	(7,926)
Oil and gas property	-	(169,245)
Net cash used in investing activities	-	(167,033)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to related parties	-	21,540
Loans payable	48,920	18,175
Loans payable repayment	(6,000)	-
Capital stock issued	-	195,000
Subscriptions received in advance	35,000	-
Net cash provided by financing activities	77,920	234,715
Change in cash during the year	5,742	(2,668)
Cash, beginning of year	3,690	6,358
Cash, end of year	$ 9,432	$ 3,690

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the *Company Act* (British Columbia) on June 26, 1979 under the name Dalmatian Resources Ltd. On February 18, 2002, the Company consolidated its capital stock on a 3:1 basis and changed its name to Enwest Ventures Corp. Further, on February 25, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name to Bayswater Ventures Corp.

The Company has abandoned its interest held in various resource properties and is in the process of re-evaluating other resources properties of merit. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002
Working capital deficiency	$ (158,688)	$ (121,853)
Deficit	(3,220,918)	(2,979,838)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion, depreciation and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation plan

Effective April 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There has been no effect on the years presented as no stock options were granted during the period.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. OIL AND GAS PROPERTY

In fiscal 2001, the Company entered into a farm-out agreement with Knight Petroleum Corp. for the drilling of an initial test well on the Lagarde lands in Northeastern British Columbia. The Company funded 15% of the drilling and completion of the initial test well. The terms of the farm-out agreement resulted in the Company having a 13.5% before payout working interest and a 6.75% after payout working interest in the initial test well and a 6.75% working interest in the Lagarde lands. The initial test well was also subject to a 15% royalty until payout.

During the current year, the Company determined that the initial test well was uneconomical and wrote-off all related costs to operations.

3. OIL AND GAS PROPERTY (cont'd...)

	2003	2002
Balance, beginning of year	$ 169,245	$ -
Exploration advances	-	20,693
Completion	-	41,570
Drilling and casing	-	106,982
	-	169,245
	169,245	169,245
Written-off during the year	(169,245)	-
Balance, end of year	$ -	$ 169,245

4. MINERAL PROPERTIES

TAY Group, British Columbia

The Company held certain mineral claims known as the TAY A Group and the TAY B Group, located in the Alberni Mining Division, Province of British Columbia.

In fiscal 2002, the Company decided not to renew its claims with the Province of British Columbia and accordingly, acquisition costs of $67,500 and all related deferred exploration costs were written-off to operations.

San Fabian, Philippines

The Company held an option to acquire a 100% direct equity interest in Copper Valley, Inc. which holds the mining rights for the San Fabian property in Nueva Visqaya Province, Philippines.

In fiscal 2002, the Company decided that it would not pursue further exploration on the property and did not exercise its option. Accordingly, acquisition costs of $91,627 and related deferred exploration costs were written-off to operations.

Deferred exploration costs are comprised of the following:

	Tay Group	San Fabian	Total
Balance, February 28, 2001	$ 1,570,402	$ 45,517	$ 1,615,919
Geological costs	-	7,926	7,926
	1,570,402	53,443	1,623,845
Written-off during the year	(1,570,402)	(53,443)	(1,623,845)
Balance, February 28, 2002 and 2003	$ -	$ -	$ -

5. LOANS PAYABLE

The loans are non-interest bearing, unsecured and have no specific terms of repayment. Subsequent to February 28, 2003, the loans were repaid in full.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
At February 28, 2001	1,170,243	$ 2,792,230
For cash	541,666	195,000
For settlement of debt	111,111	40,000
As at February 28, 2002 and 2003	1,823,020	$ 3,027,230

On February 25, 2003, the Company consolidated its capital stock on a 3 old for 1 new basis. The share consolidation, loss per share, stock options and warrants have been presented on a retroactive basis as if the consolidation had occurred on February 28, 2001.

Included in issued capital stock as at February 28, 2003 are 9,570 common shares being held in escrow and may not be traded until regulatory approval.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price, minimum price or a discounted price, of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at February 28, 2003, the Company had no stock options outstanding.

7. **STOCK OPTIONS AND WARRANTS** (cont'd...)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, February 28, 2001	50,000	$	1.35
Options cancelled/expired	(5,556)		1.35
Balance, February 28, 2002	44,444		1.35
Options cancelled/expired	(44,444)		1.35
Balance, February 28, 2003	-	$	-
Number of options currently exercisable	-	$	-

Warrants

As at February 28, 2003, the Company had outstanding share purchase warrants, enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
652,777	$ 0.36	April 18, 2004

8. **RELATED PARTY TRANSACTIONS**

The Company paid or accrued $Nil (2002 - $15,000) for management fees to a former president of the Company.

Included in receivables at February 28, 2003 is $25,000 (2002 - $Nil) owing from a director of the Company.

Included in loans payable at February 28, 2003 is $Nil (2002 - $54,714) due to the former president of the Company.

Amounts due to related parties at February 28, 2002 are non-interest bearing, unsecured and without any specific terms of repayment.

The transaction are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the year for interest	$ 435	$ -
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2003 included:

a) The issuance of 652,777 common shares which were allotted in fiscal 2002.

b) Amounts due to related parties of $63,914 were assigned to a third party as loans payable.

Significant non-cash transactions during the year ended February 28, 2002 included:

a) The allotment of 36,111 common shares in exchange for $13,000 due to related parties.

b) The allotment of 75,000 common shares in exchange for $27,000 in loans payable.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2003	2002
Loss for the year	$ (241,080)	$ (1,868,904)
Expected income tax recovery	$ (90,646)	$ (740,086)
Write-off of resource property costs	63,636	706,057
Unrecognized benefit of non-capital losses	27,010	34,029
Total income taxes	$ -	$ -

10. INCOME TAXES (cont'd…)

The significant components of the Company's future income taxes assets are as follows:

	2003	2002
Future income tax assets:		
Non-capital loss carryforwards	$ 323,000	$ 273,000
Resource properties	275,000	160,000
	598,000	433,000
Valuation allowance	(598,000)	(433,000)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $860,000. These losses, if not utilized, will expire commencing in 2003. Subject to certain restrictions, the Company also has resource expenditures of approximately $733,000 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and development of resource properties.

	2003	2002
Loss for the year was incurred in:		
Canada	$ 241,080	$ 1,723,834
Philippines	-	145,070
	$ 241,080	$ 1,868,904

12. SEGMENTED INFORMATION (cont'd...)

		2003		2002
Identifiable assets are located in:				
Canada	$	35,511	$	179,909

13. SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2003:

a) The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova") wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year, $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast.

b) The Company entered into an option agreement with Elysian Enterprises Ltd. ("Elysian") whereby the Company can earn a 100% interest in the mineral rights of the Victoria River property in Newfoundland. To earn its interest, the Company must make a cash payment of $5,000 upon acceptance of the agreement. The Company must also incur exploration costs of $50,000 in the first year, $100,000 in the second year and $200,000 in the third year. The claims are subject to a 2% net smelter return.

c) The Company issued 3,000,000 units for proceeds of $300,000 pursuant to a private placement of which $35,000 was received as at February 28, 2003. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.12 per share for a two year period.

d) The Company entered into private placement agreements to issue 2,333,333 units for proceeds of $350,000. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.30 per share for a two year period.

FOUR WAYS TO VOTE

IN ADDITION TO VOTING BY MAIL OR FAX, **<u>REGISTERED HOLDERS</u> MAY VOTE ON THE INTERNET OR BY TELEPHONE 24 hours a day, 7 days a week.** You will need to have the proxy form in hand since you will be prompted to enter your I.D. and Code numbers located beside your name which is printed on the proxy (if the I.D. and Code are not on the proxy, they will be on the back of this flyer), and then will be guided through the simple voting process. You are able to review and change your votes before the voting process records your instructions. You may also revote at a later time. **N.B. If your name, address and codes are not printed on the enclosed form of proxy or on the back of this flyer, your shares are held for you by your broker or other financial advisor, and this flyer has been sent to you in error. Such security owners are unable to use the voting options described herein.**

1.  *INTERNET VOTING*

Internet Website **– http://www.stocktronics.com/webvote**

AND

2.  *TELEPHONE VOTING*

1-888-835-8683

(1-888-TEL-VOTE)

PLEASE NOTE: ***a proxyholder that is not a management proxyholder (i.e. named in the Instrument of Proxy) cannot be appointed by telephone.***

OR RETURN YOUR PROXY BY MAIL TO:



PACIFIC CORPORATE TRUST COMPANY
625 Howe Street, 10th Floor
Vancouver, B.C.
V6C 3B8

OR RETURN YOUR PROXY BY FAX TO: **604-689-8144**



WOULD YOU LIKE TO RECEIVE NOTICE AND ACCESS TO COMPANY MATERIAL OVER THE INTERNET IN THE FUTURE ?
SIMPLY FILL IN YOUR EMAIL ADDRESS AT THE BOTTOM OF THE INTERNET VOTING PAGE.

BAYSWATER VENTURES CORP.

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting (the "Meeting") of members of **Bayswater Ventures Corp.** (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia on August 20, 2003, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended February 28, 2003, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

  (i) all stock options granted in the past year,

  (ii) the granting of directors', officers', and employees' incentive stock options,

  (iii) adopting and approving the Company stock option plan annexed hereto as Schedule "A" and forming a part of the accompanying Information Circular, (the "Plan"), including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

  (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

  providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 16th day of July, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Marion McGrath"

MARION McGRATH,
Secretary

BAYSWATER VENTURES CORP.

INFORMATION CIRCULAR
as at and dated July 16, 2003

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Bayswater Ventures Corp.** (the "Company") for use at the 2003 annual general meeting (the "Meeting") of members of the Company to be held on August 20, 2003, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144,** not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of **Pacific Corporate Trust Company** at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on June 20, 2003, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 4,823,020 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. July 16, 2003, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

On June 16, 2003, **Beauchamp, Chartered Accountants,** resigned as the Company's auditor and the directors appointed **Davidson & Company, Chartered Accountants,** as auditor to fill the vacancy.

A copy of the reporting package required by National Policy No. 31 "Change of Auditor of Reporting Issuer" is attached to this information circular.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
George Leary Calgary, AB President and Director	President of GML Minerals Consulting Ltd. since 1981.	January 22, 2003	595,554
David Patterson West Vancouver, BC Director	Chief Executive Officer of Donner Minerals Ltd. Chief Executive Officer of Knight Petroleum Corp.	August 22, 2002	160,000
Kerry Sparkes North Vancouver, BC Director	President of Sparkes Consulting Ltd. since 1999, a geological consulting firm; Director of Donner Minerals, since 1998 to September 1999; Senior Geologist with Voisey's Bay Nickel, January 1997 to March 1998.	August 22, 2002	Nil

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **George Leary, David Patterson and Kerry Sparkes** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

George Leary is the only Named Executive Officer of the Company as defined in BC Form 51-904F prescribed by the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
George Leary[2] President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Patterson[2] Former President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wayne Miller[2] Former President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$15,000 $30,000 Nil	Nil 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

2 On August 22, 2002, Mr. Miller ceased to be the President of the Company and Mr. Patterson was appointed in his stead. On March 6, 2003, Mr. Patterson resigned as the President and Mr. Leary was appointed in his stead.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended February 28, 2003.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in BC Form 51-904F prescribed by the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended February 28, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a

change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended February 28, 2003.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended February 28, 2003.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The Company has established, subject to shareholder and TSX Venture Exchange (the "Exchange") approval, the stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). Options granted will be granted in order to provide Optionees with a form of remuneration and an incentive to act in the best interest of the Company. If and when member approval is obtained, the implementation of the Plan will be at the sole discretion of the directors of the Company.

Management of the Company, considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and other service providers.

The Plan

The following information is intended as a brief description of the Plan. The Plan in its entirety is annexed hereto as Schedule "A" and forms a part of this Information Circular.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants or consultant companies of the Company or any of its affiliates.

The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital as at the date of grant (the "Plan Ceiling"), subject to standard anti-dilution adjustment.. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. All outstanding stock options granted prior to the implementation of the Plan will be included in the Plan, but at no time will more than 10% of the outstanding shares be subject to grant under the Plan. If a stock option expires

or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of that expired or terminated stock option that has not been exercised shall again be available for the purpose of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options granted prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised, expires or voluntarily cancelled or otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the particular option agreement.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a) the number of options granted in a 12 month period to any one consultant exceeding 2% of the issued shares of the company (calculated at the time of grant);

(b) the aggregate number of options granted in a 12 month period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of grant);

(c) the number of options granted in a 12 month period to employees or consultants undertaking investor relations activities exceeding in the aggregate 2% of the issued shares of the Company (calculated at the time of grant);

(d) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options granted under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of the grant) in any 12 month period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. In the case of a director, officer, employee or consultant, the option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be an employee or consultant, or (b) such date as the board may determine at the time of grant. In the case of an employee or consultant of the Company who provides Investor Relations Activities on behalf of the Company, the option will terminate (a) at the close of business on the date which the optionee ceases to be an employee or consultant of the Company who provides Investor Relations Activities, or (b) such date as the board may determine at the time of grant. In the event of the death of an optionee, the stock option will expire at the close of business on the date which is the earlier of one year from the date of death or (b) such date as the board may determine at the time of grant.

The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the "discounted market price" of the Company's shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the optionee in the event of the optionee's death or incapacity.

Shareholder Approval

The Plan is a "rolling" stock option plan as described in Exchange Policy 4.4. Under Exchange Policy 4.4, the Company is required to obtain the approval of its members to any stock option plan that is a "rolling" plan yearly at the Company's Annual General Meeting. Accordingly, members will be asked to approve the following resolution:

"**RESOLVED**, as an ordinary resolution that:

1. the Company's stock option plan (the "Plan") as set forth in the Information Circular dated July 16, 2003 be and it is hereby adopted and approved including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

2. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

Disinterested Shareholder Approval

(a) A Company must obtain disinterested shareholder approval of stock options if:

(i) a stock option plan, together with all of the Company's previously established or proposed stock option grants, could at any time result in:

A. the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding shares;

B. the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the outstanding shares; or

C. in the case of a Tier 1 Issuer, the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

(ii) the Company is decreasing the exercise price of stock options previously granted to Insiders.

(b) If (a) applies, the stock option agreement or plan must be approved by a majority of votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares beneficially owned by:

(i) Insiders to whom options may be issued under the stock option plan; and

(ii) associates of persons referred to in (b)(i).

Accordingly, disinterested shareholder approval will be sought at the Meeting for the possible reduction of the exercise price of stock options which have been or may be granted to current or future insiders. Such options or amended options will be also subject to the approval of the Exchange but will be exercisable without further shareholder approval.

<u>Stock Options Granted and Exercised in the Past Year</u>

During the financial year ended February 28, 2003, the Company did not granted any incentive stock options to its directors, officers and/or employees and consultants nor were any shares issued pursuant to the exercise of incentive stock options.

~~~
~~~

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Marion McGrath"

Marion McGrath,
Secretary

BAYSWATER VENTURES CORP.

Box 273, Two Bentall Centre
555 Burrard Street, 9th Floor
Vancouver, BV V7X 1M8
Telephone (604) 893-7062
Fax (604) 893-7042

NOTICE OF CHANGE OF AUDITOR OF A REPORTING ISSUER
(with Auditor's Letter attached)

Bayswater Ventures Corp. (the "Company") advises that, at the request of the Company, Beauchamp & Company, Chartered Accountants, resigned as Auditor of the Company. The Company would like to extend its appreciation to Beauchamp & Company for their tenure as Auditors of the Company.

There have been no reportable disagreements between the Auditor and the Company, nor have there been any adverse or qualified opinion or denial of opinion contained in the Auditor's reports on the annual financial statements for the two fiscal years preceding the date of this Notice, nor any similar reservation contained in any Auditor's report or comments on interim financial information for any subsequent period preceding the date of this Notice.

The Audit Committee of the Company has recommended the appointment of Davidson & Company, Chartered Accountants, as the Company's new Auditor. Additionally, the Audit Committee and the Board of Directors have reviewed and approved the Reporting Package as required under National Policy No. 31.

The TSX Ventures Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Notice.

Dated effective June 16, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Marion McGrath"

Marion McGrath,
Secretary

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

June 18, 2003

TO: British Columbia Securities Commission
Pacific Centre
P.O. Box 10142
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

AND TO: Alberta Securities Commission
4th Floor, Alberta Stock Exchange Tower
300 - 5th Avenue, S.W.
Calgary, AB T2P 3C4

AND TO: TSX Venture Exchange
P.O. Box 11633, Suite 2700
650 West Georgia Street
Vancouver, B.C. V6B 4N9

Dear Sirs:

We have reviewed the Notice of Change of Auditor of Bayswater Ventures Corp. dated June 16, 2003, and confirm that, based on our knowledge of the information stated therein, we agree with the information contained in the Notice.

Sincerely,

BEAUCHAMP & COMPANY

PAUL W. BEAUCHAMP

PWB/smb

#205 - 788 Beatty Street • Vancouver, B.C. V6B 2M1 • Tel (604) 688-2850 • Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professior

June 18, 2003

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re: Bayswater Ventures Corporation (formerly Enwest Ventures Corporation) Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of Bayswater Ventures Corporation (the "Company"), we have reviewed the information contained in the Company's Notice of Change of Auditor, dated June 16, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company

DAVIDSON & COMPANY
Chartered Accountants

cc: TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SCHEDULE "A"

BAYSWATER VENTURES CORP.

STOCK OPTION PLAN

Accepted for filing by the TSX Venture Exchange on <>, 2003.

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 *DEFINITIONS*

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"**Administrator**" means such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

"**Award Date**" means the date on which the Board grants and announces a particular Option;

"**Board**" means the board of directors of the Company;

"**Company**" means Bayswater Ventures Corp. and any subsidiary thereof, (within the meaning of the Securities Act), as the context may apply;

"**Consultant**" means an individual (or a company wholly owned by the individual) who (i) provides ongoing consulting, technical, management or other services to the Company (excluding services provided in relation to a distribution of the Company's securities); (ii) possesses technical, business or management expertise of value to the Company; (iii) provides the services under a written contract with the Company; (iv) spends a significant amount of time and attention to the business and affairs of the Company; and (v) has a relationship with the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

"**Director**" means directors, senior officers and Management Company Employees of the Company;

"**Employee**" means (i) an individual considered an employee under the *Income Tax Act*, Canada (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company providing services normally provided by an employee of the Company but for whom income tax and other deductions are not made by the Company; and (iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made by the Company;

"**Exchange**" means the TSX Venture Exchange;

"**Exercise Notice**" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

"**Exercise Period**" means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

"**Exercise Price**" means the price at which an Option may be exercised as determined in accordance with section 3.6;

"**Expiry Date**" means the date determined in accordance with section 3.3 and after which a particular Option cannot be exercised;

"**Insider**" means a Director, a director or senior officer of a company that is an Insider or subsidiary of the Company, or a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company;

"**Investor Relations Activities**" has the meaning ascribed thereto in the Exchange's corporate finance manual;

"**Management Company Employee**" means an individual employed by a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

"**Option**" means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

"**Option Certificate**" means the certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

"**Option Holder**" means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

"**Personal Representative**" means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

"**Plan**" means this stock option plan;

"**Securities Act**" means the *Securities Act* (British Columbia); and

"**Share**" or "**Shares**" means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2 *CHOICE OF LAW*

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia.

1.3 *HEADINGS*

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1 *PURPOSE*

The purpose of the Plan is to provide the Company with a Share-related mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward such of those persons by the grant of options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments.

2.2 *PARTICIPATION*

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to section 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee or Consultant, the number of Shares to be acquired on the exercise of such Option shall be determined by the

Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a) the person's remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b) the length of time that the person has provided services to the Company; and

(c) the nature and quality of work performed by the person.

2.3 *NOTIFICATION OF AWARD*

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4 *COPY OF PLAN*

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of this Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5 *LIMITATION*

This Plan does not give any Option Holder who is a Director the right to serve or continue to serve as a Director, nor does it give any Option Holder who is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1 *BOARD TO ALLOT SHARES*

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2 *NUMBER OF SHARES*

The maximum number of Shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance in accordance with section 6.5 hereof.

Options that have been cancelled or that have expired without being exercised in full shall continue to be issuable under the Plan. Subject to the provisions of section 6.5, Options that have been exercised will reduce the total number of Options available to be granted hereunder.

3.3 *TERM OF OPTION*

Subject to section 3.5, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than:

(a) for so long as the Company is classified as a Tier 2 issuer or equivalent designation of the Exchange, the fifth anniversary of the Award Date of the Option; or

(b) if the classification of the Company on the Exchange is upgraded to that of a Tier 1 issuer, or the Shares are no longer listed on the Exchange, the tenth anniversary of the Award Date of the Option.

3.4 *LIMITATIONS*

The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date (unless the Company is at the time a Tier 1 issuer and has obtained disinterested shareholder approval).

The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date without consent being obtained from the Exchange.

The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

3.5 *TERMINATION OF OPTION*

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix limits, vesting requirements or restrictions in respect of which an Option Holder may exercise part of any Option held by him. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board on the Award Date referred to in section 3.3 above, and the date established, if applicable, in subsections (a) to (c) below.

(a) <u>Death</u>

In the event that the Option Holder should die while he or she is still (i) a Director or Employee, (other than an Employee performing Investor Relations Activities) the Expiry Date shall be 12 months from the date of death of the Option Holder; or (ii) a Consultant, or an Employee performing Investor Relations Activities, the Expiry Date shall be one month from the date of death of the Option Holder.

(b) <u>Ceasing to Hold Office</u>

In the event that the Option Holder holds his or her Option as Director and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder continues to be engaged by the Company as an Employee or Consultant, in which case the Expiry Date shall remain unchanged. However, if the Option Holder ceases to be a Director of the Company as a result of:

(i) ceasing to meet the qualifications set forth in s.114 of the *Company Act* (British Columbia); or

(ii) a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the *Company Act* (British Columbia),

then the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c) *Ceasing to be Employed*

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company (other than an Employee or Consultant performing Investor Relations Activities) and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee or Consultant of the Company unless the Option Holder ceases to be such as a result of:

(i) termination for cause; or

(ii) an order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

(d) *Ceasing to Perform Investor Relations Activities*

Notwithstanding the paragraph (c) immediately above, in the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company who provides Investor Relations Activities on behalf of the Company, and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

3.6 *EXERCISE PRICE*

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company's Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

3.7 *ASSIGNMENT OF OPTIONS*

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.8 *ADJUSTMENTS*

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "Event"), the Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

3.9 *EXERCISE RESTRICTIONS*

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded on the applicable Option Certificate.

Notwithstanding the above, Options issued to Consultants performing Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the Options vesting in any three month period.

3.10 *REPRESENTATIONS*

For Options granted to Employees, Consultants or Management Company Employees, the Company will represent that the Option Holder is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

ARTICLE IV
EXERCISE OF OPTION

4.1 *EXERCISE OF OPTION*

An Option may be exercised only by the Option Holder or his Personal Representative. An Option Holder or his Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2 *ISSUE OF SHARE CERTIFICATES*

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3 *CONDITION OF ISSUE*

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

4.4 *MONITORING OF TRADES*

An Option Holder who performs Investor Relations Activities shall provide written notice to the Board of each of his trades of securities of the Company, within five business days of each trade.

ARTICLE V
ADMINISTRATION

5.1 *ADMINISTRATION*

The Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2 *INTERPRETATION*

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE VI
APPROVALS, AMENDMENTS AND TERMINATION

6.1 *APPROVALS REQUIRED FOR PLAN*

Prior to its implementation by the Company, this Plan is subject to the receipt of approval by the shareholders of the Company at a general meeting and approval of the Exchange.

6.2 *PROSPECTIVE AMENDMENT*

Subject to applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of meeting any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.3 *RETROACTIVE AMENDMENT*

Subject to applicable regulatory approval, the Board may from time to time retroactively amend this Plan and may also, with the consent of the affected Option Holders, retroactively amend the terms and conditions of any Options which have been previously awarded.

6.4 *EXCHANGE APPROVAL*

With the consent of affected Option Holders, the Board may amend the terms of any outstanding Option so as to reduce the number of optioned Shares, increase the Exercise Price, or cancel an Option without Exchange approval. Any other amendment will be subject to receiving prior Exchange approval.

6.5 *SHAREHOLDER APPROVAL*

This Plan must be approved by the Company's shareholders annually, at a duly called meeting of the shareholders. Disinterested shareholder approval (as defined in Exchange policy) will be required for: (i) any reduction in the exercise price of Options granted to insiders, if the Option Holder is an insider of the Company at the time of the proposed amendment; and (ii) the situations where the Plan, together with all other outstanding options could result at any time in:

(a) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the Company's issued Shares;

(b) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the Company's issued Shares; or

(c) if the Company becomes a Tier 1 issuer on the Exchange, the issuance to any one Option Holder, within a 12 month period, of a number of Shares exceeding 5% of the Company's Shares.

6.6 *TERMINATION*

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of this Plan.

6.7 *AGREEMENT*

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

END OF DOCUMENT

Schedule A

BAYSWATER VENTURES CORP.

STOCK OPTION PLAN

OPTION CERTIFICATE

This certificate is issued pursuant to the provisions of the Bayswater Ventures Corp. (the "Company") Stock Option Plan (the "Plan") and evidences that *(Name of Optionee)* ______________________________ __________________ is the holder of an option (the "Option") to purchase up to _______________ *(Number of Shares)* common shares (the "Shares") in the capital stock of the Company at a purchase price of $________ per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is __________________________ *(insert date of grant)*; and

(b) the Expiry Date of this Option is __________________________ *(insert date of expiry)*.

Additional Vesting or Other Restrictions: (insert as applicable)

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

Signed this ________ day of ____________________, 20____.

BAYSWATER VENTURES CORP.
by its authorized signatory:

____

NAME: ______________________________

____

TITLE: ______________________________

Schedule B

EXERCISE NOTICE

To: The Administrator, Stock Option Plan
Bayswater Ventures Corp. (the "Company")

The undersigned hereby irrevocably gives notice, pursuant to the Company's Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Shares; or

(b) ____________________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i)	number of Shares to be acquired on exercise:	____________ Shares
(ii)	multiplied by the Exercise Price per Share:	$___________
	TOTAL EXERCISE PRICE, enclosed herewith:	$___________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

____

____

____

DATED the ______ day of ____________________, 20___.

____
Signature of Option Holder

____
Name of Option Holder (please print)

BAYSWATER VENTURES CORP.

TO: Registered Members

AND TO: Non-Registered Security Holders

National Instrument 54-101 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

Bayswater Ventures Corp.
9th Floor, 555 Burrard Street
PO Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8

NAME: ______________________________________
(Please Print)

ADDRESS: ______________________________________

____

POSTAL CODE: ______________________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this ______ day of ______________, 2003.

____
(Signature)

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" or THE COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

BAYSWATER VENTURES CORP.

TO BE HELD IN THE BOARDROOM, AT 9TH FLOOR, 555 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V7X 1M8

ON WEDNESDAY, AUGUST 20, 2003, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, George Leary, the President of the Company, or failing this person, **Marion McGrath**, the Secretary of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________

SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA 450 - 5TH ST N W
FILE #82-1683 RULE 12 G 3 - 2(B)
WASHINGTON DC 20549
USA
000000002557

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Approving acts by Directors during the preceding year			
2. Appointment of **Davidson & Company** as auditors of the Company at a remuneration to be fixed by the Directors		N/A	
3. To elect **George Leary** as a Director		N/A	
4. To elect **David Patterson** as Director,		N/A	
5. To elect **Kerry Sparkes** as Director,		N/A	
6. Approving Incentive Stock Options and Stock Option Plan,			
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.